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                             April 11, 2022

       Linan Gong
       Chairman
       TMT Acquisition Corp.
       500 Fifth Avenue
       Suite 938
       New York, NY 10110

                                                        Re: TMT Acquisition
Corp.
                                                            Amendment No. 4 to
Registration Statement on Form S-1
                                                            Filed March 30,
2022
                                                            File No. 333-259879

       Dear Mr. Gong:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 4 to Registration Statement on Form S-1

       General

   1. We note the disclosure that you will not undertake your initial business combination "with a target business with
its principal business operations in China (including Hong Kong and Macau)." Please
revise to reflect, if true, that you will not enter into an initial business combination
with a target business located in or with its principal business operations in China
(including Hong Kong and Macau).
 Linan Gong
TMT Acquisition Corp.
April 11, 2022
Page 2
Enforcement of Civil Liabilities, page 129

2. Please revise this section to clearly identify those officers and directors who are located outside of the United States, and address the ability of shareholders to enforce their legal rights under United States securities laws against these officers and directors. In addition, please revise the risk factor on page 62 to clearly disclose those officers and directors that are located outside of the United States and further expand upon the risks of enforcing civil liability against officers and directors.
       Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.



                                                             Sincerely,
FirstName LastNameLinan Gong
                                                             Division of
Corporation Finance
Comapany NameTMT Acquisition Corp.
                                                             Office of Real
Estate & Construction
April 11, 2022 Page 2
cc:       Liang Shih, Esq.
FirstName LastName